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                                                Filed Pursuant to Rule 424(b)(3)
                                                              Reg. No. 333-07783

                   Supplement No. 2 dated December 23, 1996 to Prospectus dated July 17, 1996 Relating to 5,000,000 Shares


     On December 23, 1996, PLATINUM technology, inc. (the "Company") acquired the assets of the Access Manager business unit (the "Access Manager Business") of International Computers Limited ("ICL"). The Access Manager Business develops, markets, and supports single-sign-on security computer software for enterprise computing technology. The assets acquired by the Company include the equipment, computer software technology and related copyrights, trademarks, and other proprietary information, and license, maintenance and other agreements of the Access Manager Business. In consideration for this acquisition, the Company expects to issue to ICL approximately 2,222,222 shares of the Company's common stock, par value $.001 per share (the "Common Stock"). This acquisition was accounted for using the purchase method of accounting. This Prospectus may be used by ICL in connection with reoffers and resales of all of the shares of Common Stock received by it pursuant to this Prospectus in consideration of the Company's acquisition of the Access Manager Business. See "Securities Covered by this Prospectus." The shares of Common Stock issued to ICL in this acquisition constitute all of the shares of Common Stock owned by ICL and represent approximately 3.8% of the outstanding Common Stock as of the date hereof.